UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 30 November 2021, prepared by WPP plc.

 FOR IMMEDIATE RELEASE                                                                                                    30 November 2021

WPP PLC ("WPP")

WPP acquires Cloud Commerce Group

WPP today announces that it has acquired Cloud Commerce Group (CCG), a leading UK-based technology company that helps brands to market, sell and deliver their products across ecommerce platforms and marketplaces globally, such as Amazon, eBay, Etsy and Wayfair.

CCG is a leader in multi-channel ecommerce software, supporting hundreds of European retailers and wholesalers. The software platform helps brands across the entire commerce journey, connecting customer acquisition and multi-platform commerce, with warehousing, inventory, and fulfilment partners. CCG's solution integrates with the most widely-used and popular marketplaces including Amazon and eBay, ecommerce platforms including Shopify and Magento, and multiple accounting systems, payment gateways and fulfilment partners. The platform powers over £1 billion in gross merchandise value (GMV) annually through its various integrations.

CCG employs over 100 people across Europe. The company will join the Wunderman Thompson global network as part of its market-leading commerce and technology proposition. This acquisition reflects WPP's ongoing investment into strengthening its commerce offer for clients and is aligned with WPP's accelerated growth strategy and focused M&A approach, building on existing capabilities in the areas of experience, commerce and technology.

Mark Read, CEO of WPP, said: "Clients look to WPP to help them market, sell and fulfil across multiple ecommerce channels and marketplaces. With over £1 billion revenue transacting through its platform, Cloud Commerce Group already has demonstrable scale and success in managing the complex omnichannel commerce needs of global brands. I'm excited about how CCG's expertise will further strengthen the breadth and depth of our commerce offering to deliver growth for our clients."

Further information
Niken Wresniwiro, WPP
 +44 (0)20 7282 4600 / +44 (0)7876 005 489
niken.wresniwiro@wpp.com

About WPP

WPP is a creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com

About Wunderman Thompson Commerce

At Wunderman Thompson Commerce we inspire people to transact.

Part creative agency, part consultancy and part technology company, we are unique in our ability to connect world-class strategic thinking and creative insight with deep executional capability across technology and operations to deliver winning commerce solutions across all major digital routes to market worldwide: marketplaces, online retailers, D2C, B2B and social commerce.

We are a diverse team of 1700+ commerce experts across more than 20 offices worldwide, who believe that growth through commerce begins with connected customer experiences that amplify the brand and drive business outcomes. We excel at orchestrating commerce touchpoints through intelligent deployment and integration of world class technology from strategic partners like Adobe, SAP, Salesforce, HCL, Shopify, BigCommerce & commerce tools, as well as driving sales from marketplaces (Amazon, Tmall and beyond) and retailers.

Our clients include Bosch, DFS, Johnson & Johnson, MAC, Nestlé, Sainsbury's, Selfridges, Shell, Specialized, Tempur and Tiffany & Co.

Wunderman Thompson Commerce is a WPP agency, recognised as a Leader in The Forrester Wave™: Commerce Services, Q1 2021. More details on the achievement can be found here.

For more information on Wunderman Thompson Commerce, please visit us at www.wundermanthompsoncommerce.com and follow us on Twitter, Facebook, LinkedIn, and Instagram.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 30 November 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary